UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 26, 2024, Orangekloud Technology Inc. (the “Company”) entered into a Memorandum of Understanding (the “MOU”) with Electronics Industries Training Centre (“Electronics Industries”), pursuant to which Electronics Industries is interested in conducting classes on no-code app and its application and services of the Company for the purposes of Proof of Concept and business development (the “Project”). The scope of the Project and pricing will be further discussed and agreed upon by both parties.

On August 7, 2024 the Company issued a press release (the “Press Release”) announcing the MOU. Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release issued on August 7, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: August 7, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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